51-102F3

MATERIAL CHANGE REPORT

Item 1 Name and Address of Company

Aduro Clean Technologies Inc. (the "Company")

542 Newbold St.

London, ON N6E 2S5

Item 2 Date of Material Change

August 28, 2025

Item 3 News Release

The news release dated August 29, 2025 was disseminated via Globe Newswire.

Item 4 Summary of Material Change

On August 28, 2025, the Company entered into three agreements with respect to a marketing and public relations campaign, in order to build the Company's brand awareness with retail investors.

The Company entered into an agreement (the "TIA Agreement") with The Investing Authority ("TIA"), a marketing firm specializing in investor relations and multi-platform social media campaigns.

The Investing Authority will provide investor relations and marketing services to Aduro, including the creation and dissemination of social media posts, influencer campaigns, video production, graphic design, email marketing, live streams, newsletter distribution, and analytics reporting. Content will be distributed via Discord servers, Reddit finance subreddits, X/Twitter, YouTube, Instagram, email and SMS lists, Wolf Financial live streams, and financial influencer networks. These services will be provided for an initial period of 1 month (the "Initial TIA Term") beginning September 16, 2025, during which time the TIA Agreement may be terminated by either party for cause. The Initial TIA Term may be extended by one month or half month terms (the "TIA Extensions") up to an additional one and a half months, which must be confirmed by the Company no later than 48 hours prior to the commencement of such TIA Extensions. The TIA Agreement will not automatically renew beyond November 30, 2025 unless otherwise agreed to in writing by both parties. In consideration for the services to be provided by TIA, the Company has agreed to pay TIA US$75,000 upon the entry into the TIA Agreement, US$75,000 payable on or before October 13, 2025 if extended for an additional 1 month term and US$37,500 payable on or before November 13, 2025 if further extended for an additional 0.5 month term, for an aggregate cash fee of up to US$187,500.

The Company entered into an agreement (the "Stocktwits Agreement") with Stocktwits, a social media platform tailored specifically for investors and traders, enabling real-time discussions, idea sharing and sentiment tracking around financial markets.

Stocktwits will provide investor relations and marketing services to Aduro, including native advertisements, display ads, video interviews, news units, ticker page takeovers, and video promotions. These services will be delivered through the Stocktwits platform, Stocktwits network, X/Twitter, company ticker pages, and newsletters for an initial period of 1 month (the "Initial Stocktwits Term") beginning September 16, 2025, during which time the Stocktwits Agreement may be terminated by either party for cause. The Initial Stocktwits Term may be extended by one month or half month terms (the "Stocktwits Extensions") up to an additional one and a half months, which must be confirmed by the Company no later than 48 hours prior to the commencement of such Stocktwits Extensions. The Stocktwits Agreement will not automatically renew beyond November 30, 2025 unless otherwise agreed to in writing by both parties. In consideration for the services to be provided by Stocktwits, the Company has agreed to pay Stocktwits US$50,000 upon the entry into the Stocktwits Agreement, US$50,000 payable on or before October 13, 2025 if extended for an additional 1 month term and US$25,000 payable on or before November 13, 2025 if further extended for an additional 0.5 month term, for an aggregate cash fee of up to US$125,000.

The Company entered into an agreement (the "LFG Agreement") with LFG Equities Corp. ("LFG"), a Toronto- based digital marketing and investor relations consulting firm specializing in building visibility and engagement of public companies.

LFG will provide marketing consulting services to Aduro, including messaging and storyline development, influencer engagement, newsletter campaigns, database outreach, and content approval. Content will be distributed via media channels, influencer networks, newsletters, the financial community, and email campaigns for an initial period of 1 month (the "Initial LFG Term") beginning September 16, 2025, during which time the LFG Agreement may be terminated by either party for cause. The Initial LFG Term may be extended by one month or half month terms (the "LFG Extensions") up to an additional one and a half months, which must be confirmed by the Company no later than 48 hours prior to the commencement of such LFG Extensions. The LFG Agreement will not automatically renew beyond November 30, 2025 unless otherwise agreed to in writing by both parties. In consideration for the services to be provided by LFG, the Company has agreed to pay LFG US$75,000 upon the entry into the LFG Agreement, US$75,000 payable on or before October 13, 2025 if extended for an additional 1 month term and US$37,500 payable on or before November 13, 2025 if further extended for an additional 0.5 month term, for an aggregate cash fee of up to US$187,500.

TIA, Stocktwits and LFG are not related to the Company and, to the knowledge of the Company's management, have no interest, directly or indirectly, in Aduro or its securities. No stock options or other compensation are being granted in connection with the engagement of The Investing Authority, Stocktwits or LFG.

Item 5 Full Description of Material Change

The material change is fully described in item 4 above and in the news release which has been filed on SEDAR+ at www.sedarplus.com.

Item 6 Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

N/A

Item 7 Omitted Information

None

Item 8 Executive Officer

Ofer Vicus, Chief Executive Officer

Telephone: 604-362-7011

Item 9 Date of Report

August 29, 2025